UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement: Changed the voting rights of Class A Common Stock to align with the Certificate of Incorporation
      ☑   Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
W3i Software Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 2, 2022

Physical address of issuer
611 South DuPont Highway Suite 102, Dover, DE 19901

Website of issuer
www.W3iSoftware.com

Name of intermediary through which the Offering will be conducted
ChainRaise LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
BankVista

Type of security offered
Class A Common Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$5.00

Target offering amount (minimum)
$50,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)

$617,000

Deadline to reach the target offering amount
May 31st, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (as of December 31, 2023)	Prior fiscal year-end (as of December 31, 2023)
Total Assets	$255	$4,099
Cash & Cash Equivalents	$255	$4,099
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$100,000	$0.00
Revenues/Sales	$24,679	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income (Loss)	$(18,919)	$(41,723)

Note to table: All amounts in USD.

The US jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 19, 2024

FORM C/A

Up to $617,000.00

W3i Software Inc.

Class A Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by W3i Software Inc, a Delaware corporation, (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class A Common Stock of the Company (the "Securities").

Investors in the Securities ("Investors") are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000 and up to $617,000 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500 per Investor (which limit may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective Investor must complete the subscription process through the ChainRaise LLC (the "Intermediary") platform, and any individual Investor's purchase must be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason or no reason.

The Offering is being made through the Intermediary. The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions	Net Proceeds
Minimum Individual Purchase Amount	$500	$25	$475
Aggregate Minimum Offering Amount	$50,000	$2,500	$47,500
Aggregate Maximum Offering Amount	$617,000	$30,850	$586,150

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
Note to table: all amounts in USD.

A crowdfunding investment involves risk. You should only invest funds in this Offering if you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C, as may be amended from time to time, for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") must file a report with the Commission annually and post the report on its website at www.W3iSoftware.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act"), 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.
The date of this Form C is July 19, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act ;

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Exchange Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.
THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.
PRIOR TO THE CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C. IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.
PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT REGARDING LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANKVISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Table of Contents

ONGOING REPORTING

The Company will file an electronic report with the Commission annually and post the report on its website no later than 120 days after the end of the fiscal year.

Once posted, the annual report may be found on the Company's website at: www.W3iSoftware.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering (as described below), the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

W3i Software Inc. (the "Company") is a Delaware corporation formed on August 2, 2022.

The Company is located at 611 South DuPont Highway Suite 102, Dover, DE 19901

The Company's website is https://www.W3iSoftware.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

W3i Software Inc. is a software-as-a-service company committed to delivering cutting-edge, high-security, and high-assurance solutions for companies building on the Cardano blockchain ("Cardano") and other blockchains.

The Company's first customer is a financial technology ("fintech") company that is creating the USDM cryptocurrency stablecoin ("USDM"), a digital currency that is pegged to the U.S. Dollar ("USD"). The Company is creating the software solutions and integrations required to deliver USDM to Cardano and other blockchains. The licensing agreement for the custom software suite developed and provided by the Company stipulates that substantially all of the proceeds from the management of the USDM reserve are paid to the Company. The Company intends to build software that unlocks additional capabilities for other regulated businesses on Cardano and other blockchains.

The Offering (the "Offering")

Investment security type	Class A Common Stock
Minimum amount of Class A Common Stock being offered	US$50,000
Total Class A Common Stock outstanding after Offering (if minimum amount reached)	10,000
Maximum amount of Class A Common Stock	US$617,000
Total Class A Common Stock outstanding after Offering (if maximum amount reached)	123,400
Purchase price per Security	$5
Pre-money Valuation	$40,000,000
Minimum investment amount per investor	$500
Offering deadline	May 29, 2025
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

The company determined the share price of its Class A Common Stock in its Regulation CF offering based on its own comparable company analysis.

Voting Rights:

Our authorized common stock is divided into two series, denominated as "Class A Common Stock" and "Class B Common Stock." Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share. Holders of Class A Common Stock and Class B Common Stock will generally vote together as a single class on all matters, other than with respect to election of directors. For as long as a minimum of 1,000 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Class A Common Stock are outstanding, one (1) director (the "Class A Director") shall be elected by the holders of a majority of all of the outstanding shares of Class A Common Stock voting as a separate series. Any remaining directors shall be elected by the holders of a majority of the voting power of the outstanding shares of Class B Common Stock, voting as a separate series. The holders of our outstanding Class B Common Stock will hold approximately 99% of the voting power of our outstanding capital stock following this offering. Certain of our directors and executive officers will collectively beneficially own 4,500,000 shares of Class B Common Stock.

Description of Securities: The Company offers Class A Common Stock at Five Dollars ($5.00) per share. The following tiered benefits are available to qualifying investors:

a. $5,000 Tier
      i.   Receive a 3% share bonus on the investment
      ii. Early notifications about new product and feature launches
      iii. Exclusive Class A investor benefits

b. $10,000 Tier:
      i.   Receive an 8% share bonus on the investment
      ii. Selection of investor memorabilia
      iii. Exclusive Class A investor benefits
      iv. Priority on waitlists for future products

c. $25,000 Tier:
      i.   Receive a 12% share bonus on the investment
      ii. Selection of investor memorabilia
      iii. Exclusive Class A investor benefits
      iv. Early access to alpha, and beta launches for new products
      v.   VIP invitations to exclusive company events

Proxy Voting: By entering into this Agreement, the Subscriber grants an irrevocable proxy to a representative chosen by the Class A Common Equity shareholders. The selection of the proxy will occur at the Annual General Meeting (AGM) held each year at a time and another location as determined and communicated by the board in advance. The board will provide a slate of eligible proxy candidates prior to the AGM. The Class A Common Equity shareholders present at the AGM will select the proxy through a formal vote by secret ballot. Voting will be conducted by ranked-choice method. The candidate receiving the plurality of rank-weighted votes cast will be appointed as the proxy. This proxy will remain effective until such time a successor is chosen at a subsequent AGM following the same procedure.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Matthew Plomin, who is President of the Company. The Company has or intends to enter into an employment agreement with Mr. Plomin, although there can be no assurance that it will do so or that Mr. Plomin will continue to be employed by the Company for a particular period of time. The loss of Mr. Plomin or any member of the board of directors (the "Board"), any executive officers, or any other key employees could harm the Company's business, prospects, financial condition, cash flow, and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Mr. Plomin in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policy with respect to him or any other member of the Board, executive officer, or key employee, in the event of their death or disability. Therefore, if any of Mr. Plomin or such other key individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

We are building our products on the Cardano blockchain and depend on its developmental progress.

Our technology is built for use on the Cardano blockchain, which is presently in its developmental stages. It is imperative to recognize that Cardano's full developmental roadmap is not yet complete, introducing inherent uncertainties that may affect our business. These uncertainties are primarily related to the unpredictability of Cardano's future developments, technological advancements, and implementation timelines. Any deviations, delays, or unmet objectives in Cardano's roadmap could materially impact the functionalities and efficiencies we rely on for our blockchain-based services and have a material adverse effect on our business, prospects, financial condition, cash flow, and results of operations. Further, there are currently no at-scale fiat-backed stablecoins in circulation on the Cardano blockchain. Stakeholders should be aware that these developmental uncertainties with Cardano could lead to operational disruptions, strategic realignments, or performance issues for our business. Our ability to adapt to these changes in the Cardano ecosystem is a significant factor in managing potential risks to our operational effectiveness and long-term viability.

Our business faces potential risks from increased governmental regulation of stablecoins and the emergence of central bank digital currencies ("CBDCs").

Our business, closely associated with customers building stablecoins, faces potential risks from increased governmental regulation in this sector. The evolving regulatory landscape for stablecoins, marked by heightened scrutiny and potential new rules, could significantly limit the viability and operational flexibility of our customers' stablecoin offerings.

Additionally, the emergence and potential adoption of government-issued CBDCs represent a notable development in the digital currency space. The introduction of CBDCs could disrupt the current market for stablecoins by providing an alternative that is directly backed and regulated by central banks. This could lead to a shift in consumer and market preferences away from privately issued stablecoins, adversely affecting our customers engaged in this sector.

These factors—increased regulation of stablecoins and potential competition from CBDCs—could have a material impact on the stability and profitability of our customers' businesses. Consequently, our reliance on the success and viability of our customers' stablecoin activities may affect our business, prospects, financial condition, cash flow, and results of operations.

The Company faces enhanced operational and cybersecurity risks due to a predominantly remote workforce.

Our Company operates with a predominantly remote workforce, which introduces enhanced operational and cybersecurity risks. Reliance on technologies in non-traditional work settings may result in limitations or reduced reliability of networks, information systems, applications, and other tools crucial to our employees and service providers.

The security infrastructure may not match the robustness of centralized corporate offices. Despite implementing comprehensive technical and administrative safeguards, the dispersed nature of our workforce increases our exposure to cybersecurity threats. This could lead to potential data breaches, financial losses, or disruptions in business operations. The effectiveness of our data security and privacy measures in this dispersed work environment cannot be fully guaranteed. Risks persist related to remote access of Company data and systems, which could compromise data integrity and privacy.

Additionally, managing a workforce that predominantly operates outside of traditional office settings poses unique operational challenges. Our efforts to address these issues aim to minimize their impact on our business efficiency. Nonetheless, the inherent risks associated with this working model, particularly in terms of cybersecurity and operational efficacy, could adversely affect our business, prospects, financial condition, cash flow, and results of operations.

Intense competition and market challenges may impede our rapid growth.

Our Company's recent rapid growth brings forth complex challenges, particularly in scaling our operational capacities, including risk management, technology, sales and marketing, compliance, and finance and accounting. Efficiently managing these expanded demands is crucial, as any shortcomings in these areas could adversely affect our business, prospects, financial condition, cash flow, and results of operations.

Simultaneously, our growth trajectory depends significantly on our ability to retain and attract customers, enhance our product offerings, and increase volumes and revenues from both existing and new customer bases. The sustainability of our growth is not guaranteed and is subject to market dynamics and customer preferences.

Compounding these challenges is the intense competition within our industry. Our ability to maintain and improve our competitive position is critical. Failure to effectively compete could harm our operating results, diminish our market share, and negatively impact our overall business performance.

The interplay of these factors—effective management of rapid growth, the imperative of sustainable expansion, and the necessity to remain competitive—collectively represents a multifaceted risk to our business, prospects, financial condition, cash flow, and operating results. Our success hinges on our ability to adeptly navigate these concurrent pressures.

The Company's limited operating history in a volatile and evolving blockchain industry may make it difficult for potential Investors to evaluate its likely performance.

Our Company's operations, established less than two years ago in the blockchain industry, are subject to heightened risks due to our limited operating history. Blockchain technology's rapidly changing nature, fluctuating market conditions, and evolving regulatory frameworks compound these risks. The lack of a long-term operational track record in this sector impedes our ability to forecast future performance with a high degree of certainty. Our inexperience in navigating the inherent volatility and uncertainties of the blockchain industry may affect our strategic decision-making and adaptability. Investors are cautioned that our brief history in this sector presents significant risks to our business stability and growth prospects. The unpredictable nature of the blockchain industry may adversely impact our business, prospects, financial condition, cash flow, and results of operations.

Any events that adversely affect our brand and/or reputation may also materially affect our business, prospects, financial condition, cash flow, and results of operations.

Our Company's success is closely linked to the strength and positive perception of our brand and reputation. Failure to effectively develop, maintain, and enhance our brand could have a detrimental impact on our business operations and financial condition. Brand image plays a crucial role in customer trust and market positioning, and any shortcomings in brand management could adversely affect our business performance and growth prospects.

In addition to internal brand management efforts, external factors such as media coverage also significantly influence our brand perception. Unfavorable media coverage, whether accurate or not, can negatively impact our reputation, affecting customer trust and business relationships. Such negative publicity could lead to a decrease in customer base, a reduction in revenue, and overall harm to our business.

Effective brand and reputation management is therefore essential. We must actively work to foster a positive public image and mitigate the impact of any unfavorable media attention. Failure to manage these aspects effectively could adversely affect our business, prospects, financial condition, cash flow, and results of operations.

Regulatory developments in blockchain could adversely impact our business, prospects, financial condition, cash flow, and results of operations.

Our business model, centered around serving clients operating within the blockchain sector, inherently faces indirect risks from regulatory changes in blockchain and cryptocurrency laws. As regulatory landscapes evolve, particularly in key jurisdictions affecting blockchain technology, including, but not limited to, the United States, these changes could adversely impact our clients' business operations. This, in turn, could influence their demand for our services and our business performance.

We caution that the blockchain sector is subject to an unpredictable and rapidly changing regulatory environment. Amendments to existing regulations or the introduction of new regulatory frameworks could impose unforeseen compliance burdens on our clients. Such developments may necessitate strategic adjustments in our service offerings and operational methodologies to align with these new regulatory demands. Given our business's interdependence with our clients' regulatory compliance in the blockchain sector, we acknowledge this as a potential risk factor. Our ability to effectively navigate and adapt to these regulatory shifts is critical in mitigating their adverse impact on our business, prospects, financial condition, cash flow, and results of operations.

New technologies may make our products and services obsolete or unneeded.

Our Company, operating in the software industry, faces inherent risks associated with rapid technological advancements. The continual emergence of new technologies, methodologies, and platforms could render our existing products and services less competitive or even obsolete. Developments such as advancements in cloud computing, artificial intelligence, and other emerging technologies could shift market preferences and demand away from our current offerings. The proliferation of alternative software solutions and delivery models, especially those leveraging the Internet and mobile technology, could lower entry barriers for competitors.

This could lead to increased competition, potentially impacting our market share and profitability. The software industry's fast-paced evolution presents challenges in staying ahead of emerging trends and consumer behavior shifts. Failure to adapt to these technological changes and meet our market's evolving needs could negatively affect our business operations and financial performance. We recognize that our ability to anticipate and respond effectively to technological changes and market trends is crucial in maintaining our competitive edge and ensuring the long-term viability of our products and services.

Any interruption in our relationships with third parties or failure to develop new partnerships may have a material adverse impact on our business, prospects, financial condition, cash flow, and results of operations.

Our Company's future development and growth are contingent upon a range of factors, many of which are challenging to forecast and are significantly influenced by external parties, including, but not limited to, Mehen Finance LLC, The Cardano Foundation, Input-Output Global, Emurgo, Intersect and other Cardano governing bodies, the Community of Cardano stake pool operators, and software providers. This reliance on external partnerships and collaborations for critical aspects of our business introduces additional risk factors. Our capacity to deliver our services is largely contingent upon these relationships and other relationships with financial institutions and entities.

Maintaining these existing third-party relationships is crucial for our ongoing operations. Similarly, our ability to forge new partnerships is fundamental to expanding our service offerings and customer base. Failure to sustain these current relationships, or challenges in establishing new ones, could adversely affect our capacity to provide services.

This dependence on third parties places our business in a position where external factors, often beyond our direct control, can significantly impact our operational capabilities. Consequently, any disruption or deterioration in these third-party relationships could adversely impact our service delivery, customer satisfaction, business, prospects, financial condition, cash flow, and results of operations.

Our Company's growth and operational effectiveness are closely tied to our ability to adapt to rapid technological changes.

The technology industry, particularly software development, is characterized by fast-paced changes in technology, client requirements, and industry standards. To remain competitive, it is essential that we consistently update and enhance the functionality, features, and performance of our websites, technology infrastructure, and product offerings.

This necessitates significant and ongoing investments in hosting, network infrastructure, software capabilities, and product development. However, there are inherent risks associated with these efforts. We may face challenges such as unanticipated system disruptions, slow application performance, or reliability issues, all of which could negatively impact our reputation and our ability to attract and retain customers. Additionally, developing and introducing new products or enhancements require substantial resource investment and may encounter technical or operational difficulties, leading to delays or failures in market introduction.

Moreover, the emergence of new industry standards, programming languages, or competitor products using advanced technologies could render our existing solutions less competitive or even obsolete. Our ability to swiftly and effectively respond to these market changes and technological advancements is crucial. Failure to do so could result in a loss of market share, increased operational costs, and a decline in our overall business, prospects, financial condition, cash flow, and results of operations. Our success in current and new markets will depend on our ability to enhance existing products, successfully develop and introduce new offerings, and adequately address product defects or integration challenges.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps we take may not prevent the misappropriation of our technology or other proprietary assets. Our efforts to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time-consuming and expensive, and the outcome can be difficult to predict.

Industry consolidation may result in increased competition, which could result in customer loss or revenue reduction.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, larger marketing budgets, and greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure, where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business, prospects, financial condition, cash flow and results of operations.

We may be subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the U.S. and various foreign jurisdictions.

Significant judgment is required to determine our income tax provision and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our business, prospects, financial condition, cash flow and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary and are not required to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements.

A pandemic such as the Coronavirus (COVID-19) outbreak may materially adversely affect the company's business operations.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease ("COVID-19") a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide, and several new strains and resurgences of the virus have arisen since the initial outbreak. The Company's business could be materially and adversely affected by any resurgence of COVID-19 or any similar pandemic. The extent to which COVID-19, or any other pandemic, impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's business, prospects, financial condition, cash flow, and results of operations may be materially adversely affected.

Risks Related to the Securities

The Class A Common Stock will not be freely tradable until one year from the initial purchase date. Although it may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A Common Stock. Because Class A Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Class A Common Stock may also adversely affect the price that you might be able to obtain for the Class A Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Therefore, Investors in the Company will not receive any of the benefits such registration would otherwise provide. Prospective investors must, therefore, assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on your investment.

There is no assurance that a Purchaser will realize a return on their investment or that they will not lose their entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and consult with their attorney and business advisor before making any investment decision.

The Company has the right to extend the Offering deadline, and your investment may continue to be held in escrow until the extended deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

Investors shall have no inspection or information rights.

Investors will not have the right to inspect the Company's books and records or to receive financial or other information from the Company other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

W3i Software Inc. (the "Company") is a software company committed to delivering cutting-edge, high-security, and high-assurance solutions for companies building on Cardano and other blockchains, including the fintech company actively building the first fiat-backed stablecoin on the Cardano blockchain.

The Company's first customer is a fintech company creating the fiat-backed cryptocurrency stablecoin, USDM, a digital currency pegged to the U.S. Dollar ("USD"). The Company is creating the software solutions and integrations required to deliver USDM to Cardano and other blockchains. The licensing agreement for the custom software suite developed and provided by the Company stipulates that substantially all of the proceeds from the management of the USDM reserve are paid to the Company.

The Company intends to build full-operational-suite software solutions that enable regulated businesses to operate in a complementary fashion on Cardano and other blockchains.

Business Plan

W3i's initial product offering is the software powering USDM. The token ($USDM) is a stablecoin and, therefore, 'pegged' to and backed by USD. Users may exchange one dollar for one USDM token and can redeem one USDM token for one dollar in return. W3i is building all relevant software required to interact with the Cardano blockchain, manage customer profiles, interact with customers' bank accounts, and manage distributions to and from the USDM Reserve accounts.

We specialize in building high-security and high-assurance software solutions for businesses operating within the blockchain industry. With a focus on innovation and reliability, we cater to regulated industries requiring robust and compliant technology solutions.

While initial software deployments from W3i are being built on the Cardano blockchain, W3i has the opportunity to leverage the existing customer relationships and software architecture to assist customers in expanding their products to other eUTxO-style blockchains. Specific technology deployments, for example, those requiring privacy-preserving features, may be done on other blockchains.

Following the completion of the software powering the USDM stablecoin, W3i plans to build additional capabilities to support the regulated fintech industry's transition to blockchain technology. Initial business and technology planning for equity securities tokenization has begun, with the potential first tokenization being the Company's Class A Common Stock.

Following the completion of the equity securities tokenization process, we plan to build the technology necessary for a Reg ATS-compliant securities token marketplace, where securities tokens can be traded in compliance with applicable US regulations. Building this marketplace may require building transaction management tools, wallet technology, and privacy-preserving technology.

After completing equity tokenization and a Reg ATS-compliant marketplace, we plan to build capabilities for executing a Reg CF-compliant tokenized securities offering. Building these solutions may require W3i Software Inc. to be a founder or investor in affiliated regulated companies.

History of the Business

Founded as Mehen Innovations Inc. in June 2022 by Matthew Plomin and Steven Fisher, W3i began building a stablecoin minting, burning, and distribution platform for the Cardano blockchain.

Immediately thereafter, fellow Cardano community members Jillian Plomin and Jim Meidinger joined the founders to help build the foundational team of workers now serving W3i as executive leadership and software development staff.

W3i has secured partnerships with multiple decentralized exchanges and Cardano-based businesses to incorporate the USDM stablecoin onto their platforms, including WingRiders, MuesliSwap, MinSwap, SundaeSwap, GoKey, Veralidity, Spectrum, Mercury, Tevin, FluidToken, PBG Capital, SaturnSwap, MAV100, Genius Yield, Eternl Wallet, Demu Protocol, AXO, VyFi, DripDropz, AdaHandle, ADAO, Summon Platform, and others.

In December 2023, Mehen Innovations Inc. changed its official corporate name to W3i Software Inc. The Company's developer team is now finalizing the elements of the stablecoin platform, which was launched for business users in March of 2024. A full retail launch is planned for Q3 of 2024.

The Company's Products and/or Services

Product / Service	Description	Current Market
Software powering the USDM Stablecoin	Software that executes the following functions: • Establishing and managing user accounts • Completing retail and business KYC/AML checks • Transferring USD to and from the Stablecoin Reserve • Executing customer support and compliance functions • Minting, burning and transferring the USDM token on-chain • Ancillary software services and support	Cardano Blockchain

Describe any anticipated products/services being developed/tested and their markets, and if they will completed or introduced using the proceeds of the offering.

The proceeds of the offering will be used to execute W3i's business plan, which includes building a modified deployment of our software suite for stablecoins. This will enable our customers to launch the USDM stablecoin on other new and existing eUTxO-style blockchains, including, but not limited to, Bitcoin, Ergo, and Midnight.

Competition

Our initial client is the company making the USDM stablecoin, and we are their exclusive provider of related operational software. This relationship is secured by a software licensing and support agreement that passes all net revenues from operating the USDM Stablecoin Reserve to W3i. Therefore, competition for the USDM stablecoin can be considered a relevant factor when judging our potential performance.

There are currently no at-scale fiat-backed stablecoins in circulation on the Cardano blockchain. The most widely adopted competitor, DJED, is an algorithmically backed stablecoin similar to TerraUSD with backing by Cardano's cryptocurrency, ADA, at a ratio of 4:1. Other stablecoins in development are backed by other Cardano native assets, alternative algorithms, gold, and real estate.

Beyond stablecoin competitors, a wide range of general-purpose software companies that operate on Cardano could also be considered potential competitors. None of these software companies have outwardly engaged the US-regulated financial sector, but they have the potential to enter this market.

Describe any material history such as bankruptcy, stock split, merger, acquisition or significant change to the business
None

If the company is controlled by a managing entity, then provide name and contractual terms
None

Governmental/Regulatory Approval and Compliance

As a software service company, we are subject to industry-specific regulations, potentially including but not limited General Data Protection Regulation (GDPR), ePrivacy Regulation (ePR), ePrivacy Directive (Cookie Law), California Consumer Privacy Act (CCPA), California Privacy Rights Act (CPRA), Children's Online Privacy Protection Act (COPPA), the Federal Trade Commission Act, Fair Labor Standards Act (FLSA), EU-US Data Privacy Framework, Cybersecurity Information Sharing Act (CISA), and various state regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is not operated by a managing entity.

Other

611 South DuPont Highway Suite 102, Dover, Delaware, 19901

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists how the proceeds of the Offering will be used if the Minimum and Maximum Amounts are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$2,500	5%	$30,850
Estimated Attorney Fees	5%	$2,500	5%	$30,850
Estimated Accountant/Auditor Fees	1%	$500	3%	$18,510
General Marketing	10%	$5,000	10%	$ 61,700
Research and Development	10%	$5,000	10%	$ 61,700
Future Wages	0%	$0	33%	$203,610
Repayment of Debt	0%	$0	0%	$0
General Working Capital	69%	$34,500	34%	$209,780
Total	**100.00%**	**$50,000**	**100.00%**	**$617,000**

The Use of Proceeds chart does not include fees paid for using the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in preparation for the campaign and are due in advance of the campaign's closing.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The managing entity's directors or managers are listed below, along with all positions and offices held at the managing entity, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Name
Matthew Plomin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director (August 2, 2022 – Present)
President and Treasurer (August 2, 2022 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

US Head of High-Grade Credit and ABCP, and other positions
Deutsche Bank / DWS Investments, New York, NY (2009 – Present)

International Business Manager – Developing Markets
The Stanley Works, (CST/berger division), West Lafayette, IN 2004-2007

Education
THE GEORGE WASHINGTON UNIVERSITY, School of Business, Washington, DC
• Master of Business Administration, Finance
PURDUE UNIVERSITY, Krannert School of Management, West Lafayette, IN
• Bachelor of Science, International Business, Finance, and Economics

Name
Jillian Plomin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer (August 2, 2022 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Advertising Copywriter & Brand Manager, New York, NY Jul '10 – Present

Advertising Copywriter
LM&O Advertising, Arlington, VA (Apr '08 – Jul '10)
Program Analyst
Domestic Nuclear Detection Office, DHS, Washington, DC (Apr '07 – Apr '08)

Manager of Political Affairs
Indiana Chamber of Commerce, Indianapolis, IN (Aug '05 – Nov '06)
Sergeant, Intelligence
416th ENCOM, United States Army Reserve (Mar '04 – Mar '10)

Education
GEORGE WASHINGTON UNIVERSITY, Washington, DC May 2010
• Master of Arts, Public Relations
PURDUE UNIVERSITY, West Lafayette, IN May 2004
• Bachelor of Arts, Political Science. • Bachelor of Arts, Theatre

Indemnification
Indemnification is authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has three classes of capital stock: Class A Common Stock, Class B Common Stock, and Preferred Stock.

The Company was incorporated in June 2022 in the state of Delaware as Mehen Innovations Inc., and amended its charter to change its legal entity name to W3i Software Inc. on December 1, 2023. The total number of shares that the Company is authorized to issue is nine million (9,000,000), with a par value of $0.0001 per share.

The Company has issued the following outstanding Securities as of the date of this filing:

Type of security	Class B Common Stock, par value $0.0001 per share
Amount outstanding	3,100,694 shares
Voting Rights	Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

The company issued two SAFE Notes totaling $40,000 to two investors. Upon the successful completion of this equity funding round, this debt will convert to equity at an 80% discount factor with a valuation cap of $5 million. The company also has $60,000 in debt to Jillian Plomin, who is providing an open-ended and unlimited personal loan commitment to the Company for whatever amount may be required to sustain its operations.

Ownership

The Company has two primary decision makers: Director, Chief Executive Officer ("CEO"), and Secretary, Jillian Plomin, and Director, President, and Treasurer, Matthew Plomin. In this structure, the CEO is responsible for managing the day-to-day operations of the Company and making decisions related to the Company's operations. The President is responsible for focusing on the Company's growth, development, and strategic direction.

Below the beneficial owners of 20% percent or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	No. and Class of Securities Now Held	Percentage of Voting Stock, Issued and Outstanding, Owned Prior to Offering
Jillian Plomin	2,500,000 shares of Common Stock, par value $0.0001 per share	80.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

To date, the Company's funding has been comprised of $60,000 in capital from Jillian Plomin. In addition, the Company has received investments in the form of simple agreements for future equity ("SAFE") notes totaling $40,000 from investors within the Cardano community.

A development grant of 800,000 ADA from Project Catalyst has been designated for the company, of which 475,000 ADA has been received.

After the offering, the Company will have enough liquidity and capital to execute its business plan for 2024.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds set forth above under "use of proceeds", an indispensable element of our business strategy. The Offering proceeds will benefit our liquidity, as we currently have 170,000 ADA in cash on hand as of December 31, 2023, which will be augmented by the Offering proceeds and used to execute our business strategy. The Company has no additional capital sources other than the proceeds from the Offering at this time.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The Company does not intend to make any material changes to its business operations in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achieving each step within the estimated time frame is realistic.

Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The Company's financial statements are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 123,400 Units of Class A Common Stock for up to $617,000. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 31st, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $617,000 (the "Maximum Amount"), and the additional Securities will be allocated on a Pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established value criteria and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BankVista until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) related to the Offering prior to the Offering Deadline occurs, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5 % of the amount raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
The Class A Common Stock is as described in the Subscription Agreement and Articles of Incorporation.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Jillian Plomin is providing an open-ended and unlimited personal loan commitment to the Company for whatever amount may be required to sustain its operations. This loan is made at a 0% interest rate and without a determined payment schedule. As of the date of publication, the amount of this loan has reached $60,000.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships that may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

W3i Software Inc.
_____
(Issuer)

Jillian Plomin
_____
(Name)

Chief Executive Officer
_____
(Title)

/s/ *Jillian Plomin*
_____
(Signature)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jillian Plomin
_____
(Signature)

Jillian Plomin
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

July 19, 2024
_____
(Date)

/s/ Matthew Plomin
_____
(Signature)

Matthew Plomin
_____
(Name)

Director and President
_____
(Title)

July 19, 2024
_____
(Date)

Instructions

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Jillian Plomin), being the Chief Executive Officer of W3i Software Inc., a Delaware corporation(the "Company"), hereby certify as of this date that:

(i)   The accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2023, and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2023, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   While the Company has not yet filed tax returns for the year ending December 31, 2023, any tax return information in the Financial Statements accurately reflects the information that would be reported in such tax returns.

/s/ Jillian Plomin
_____
(Signature)

Jillian Plomin
_____
(Name)

Chief Executive Officer
_____
(Title)

July 19, 2024
_____
(Date)

3

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript

EXHIBIT A

Financial Statements

Mehen Innovations Inc.

Balance Sheet
As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
ASSETS		
Current Assets		
Bank Accounts		
BUS COMPLETE CHK (4134) - 1	4,099.33	255.29
Total Bank Accounts	**$4,099.33**	**$255.29**
Total Current Assets	**$4,099.33**	**$255.29**
TOTAL ASSETS	**$4,099.33**	**$255.29**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
J. PLOMIN (1221) - 1		188.22
Total Credit Cards	**$0.00**	**$188.22**
Total Current Liabilities	**$0.00**	**$188.22**
Total Liabilities	**$0.00**	**$188.22**
Equity		
Owner draws	-50.00	-10,281.23
Owner investments	45,873.09	70,991.48
Retained Earnings		-41,723.76
Net Income	-41,723.76	-18,919.42
Total Equity	**$4,099.33**	**$67.07**
TOTAL LIABILITIES AND EQUITY	**$4,099.33**	**$255.29**

Mehen Innovations Inc.

Profit and Loss
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
Income			
Total Income			**$0.00**
GROSS PROFIT	$0.00	$0.00	$0.00
Expenses			
Advertising & marketing	1,470.31	759.78	$2,230.09
Contract labor	28,800.00		$28,800.00
General business expenses			$0.00
Bank fees & service charges	90.00	607.13	$697.13
Total General business expenses	**90.00**	**607.13**	**$697.13**
Legal & accounting services			$0.00
Compliance Fees		227.25	$227.25
Legal fees	8,549.85	18,569.00	$27,118.85
Total Legal & accounting services	**8,549.85**	**18,796.25**	**$27,346.10**
Office expenses			$0.00
Printing & photocopying		588.29	$588.29
Shipping & postage		20.00	$20.00
Software & apps	3,113.60	11,410.76	$14,524.36
Total Office expenses	**3,113.60**	**12,019.05**	**$15,132.65**
Taxes paid		20.00	$20.00
Travel		11,396.84	$11,396.84
Total Expenses	**$42,023.76**	**$43,599.05**	**$85,622.81**
NET OPERATING INCOME	$ -42,023.76	$ -43,599.05	$ -85,622.81
Other Income			
Cardano Grant		24,679.63	$24,679.63
Other income			$0.00
Interest earned	300.00		$300.00
Total Other income	**300.00**		**$300.00**
Total Other Income	**$300.00**	**$24,679.63**	**$24,979.63**
NET OTHER INCOME	$300.00	$24,679.63	$24,979.63
NET INCOME	$ -41,723.76	$ -18,919.42	$ -60,643.18

EXHIBIT B

Video Transcript

Built by Cardano Creators, Stake Pool Operators, and Community Leaders
Independently Verified Reserves (Charli3 logo)
Supreme Capital Efficiency
Fully Integrated Native Token
Low Fees You Can Afford
On-Chain Fraud Detection (Xerberus logo)
Ideal for DeFi Applications
Built for the Community, By the Community
Compatible with Smart Contracts
Users Safeguarded by U.S. Consumer Protection Laws